Mary E. Duncan
Senior Vice-President,
General Counsel & Corporate Secretary

227 King Street South
PO Box 1601, STN Waterloo
Waterloo, ON N2J 4C5
Bus (519) 888-3623
Fax (519) 888-3899
Email: mary.duncan@clarica.com


CLARICA



02002663

December 14, 2001

U.S. POST OFFICE
DELAYED

United States
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 U.S.A.


RECEIVED
JAN 18 2002
316

Dear Sirs/Mesdames:

Re: Clarica Life Insurance Company
Rule 12g3-2(b) Exemption
File No. 82-4988

SUPPL

Further to the disclosure requirements of Rule 12g3-2(b), I enclose copies of:
The Third Quarter results and dividend announcement, Third Quarter 2001 report to shareholders and the announcement of Clarica Life Insurance Company's 2002 Annual Meeting of Shareholders.

If you have any questions, please contact me.

PROCESSED
JAN 29 2002
THOMSON FINANCIAL

Sincerely,



Mary E. Duncan

RULE 12g3-2(b)
FILE NO. 82-4988


CIBC Mellon

CIBC Mellon Trust Company

320 Bay Street
P.O. Box 1
Toronto, ON M5H 4A6

Tel: 416.643.5000
Fax: 416.643.5570

www.cibcmellon.com

December 5, 2001

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
The Toronto Stock Exchange
British Columbia Securities Commission
Commission des valeurs Mobilieres du Quebec
Government of Yukon
Securities Division (NFLD)
Saskatchewan Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Government of the Northwest Territories

Dear Sirs:

RE: CLARICA LIFE INSURANCE COMPANY

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 25, 2002
RECORD DATE:	March 6, 2002
MATERIAL MAIL DATE:	March 14, 2002
APPLICABLE SECURITIES:	Common
CUSIP:	180474108

Yours very truly,
CIBC MELLON TRUST COMPANY

Christopher Zarb
Administrator, Client Relations
Direct Dial: (416) 643-5564

pk/NM_Clarica.doc

RULE 12g3-2(b)
FILE NO. 82-4988

NEWS ALERT

From: COMMUNICATIONS on 25/10/2001 11:26 AM

Sent by: Sheila MacKenzie

To: DistServ.NALERTH.25.10.2001.9.17.14.AM, DistServ.NALERTUS.25.10.2001.9.17.16.AM, DistServ.NALERT.25.10.2001.9.17.17.AM

cc:

Subject: NEWS ALERT - Clarica reports 17% increase in 3rd quarter earnings despite U.S. tragedy

Clarica issued the appended news releases today announcing our third quarter results and a dividend to shareholders. The news release highlights our strong overall results within the context of world events that occurred this past quarter, and provides an overview of our Reinsurance business affected by those events. In light of these unusual circumstances, you may be wondering how our third quarter results were affected. Below are some questions and answers to help you understand.

Throughout the following questions and answers and news releases, there are several highlighted financial terms. Point your cursor over the word(s) and hold down your mouse button - a definition of the term will pop up.

Despite the U.S. tragedy, what were some of Clarica's strong results in the third quarter
Despite the financial impact of the tragic events in the U.S. on September 11, Clarica continues to deliver strong results to shareholders through the contributions of all lines of business. In the third quarter, Clarica has:

- Increased our net income to 17 per cent, up $15 million from a year ago.
- Increased our earnings to $300 million, or $2.23 per share, for the first nine months of 2001.
- Re-affirmed our 20-23 per cent earnings growth target for 2001 and 10-15 per cent annual growth.
- Declared a dividend of 22 cents per share, a sign of the Board's confidence in Clarica's results and direction.
- Exceeded our growth targets for our Canadian retail sales force for the full year with 3,313 agents, managers and specialists
- Gained market share and distribution power in the U.S. with the activation of 15 new independent marketing companies and continuing additions to our list of bank-owned life insurance distributors.
- Exceeded a key integration objective for our acquisition of the Canadian **defined contribution group pension** business of Royal Trust, by retaining nine out of ten largest pension clients. While integrating this business, pension and group savings earned a client satisfaction level of 99.36%, the highest level of service satisfaction ever achieved.

What is the impact of September 11 events on our Reinsurance business?
Clarica's **Reinsurance** business is of particular interest this quarter due to the impact of the September 11 events. This area consists of life **retrocession** and a special risk component providing coverage for accident-related claims. As a result of those events in the U.S. and their impact on Reinsurance, we have taken a $25 million after-tax net claims provision.

Most of the claims from these tragic events arose in the area of special risk, which provides coverage for death, disability, dismemberment and medical claims arising from an accident. Clarica has a small market share in this area, and had decided prior to the September 11 events that it would not take on any new business due to its volatility. However, Clarica remains committed to its existing life retrocession market.

Quarter Highlights

- **Net income** was $105 million, up $15 million from $90 million in the third quarter of 2000 and for the nine months was $300 million versus $241 million a year earlier.
- **Earnings per common share** (EPS) rose to $0.78 from $0.67 in the year earlier quarter and for the first nine months of 2001 were $2.23 per share compared with $1.79 per share.
- Year-to-date **return on shareholders' equity** (ROE) increased to 14.2 per cent, up from 12.6 per cent a year earlier.
- Total **assets under administration** of $45 billion at Sept. 30, 2001 were down slightly from June 30, 2001 levels and were up 5 per cent from $43 billion a year earlier.
- Total gross premiums, deposits and **ASO** equivalents for the third quarter rose 14 per cent to $1,789 million over the same period in 2000, primarily due to growth in Pension & Group Savings and U.S. Savings & Insurance. This was partially offset by a decrease in retail market-based deposits.
- Total gross insurance premiums and **ASO** equivalents for the quarter rose 6 per cent from a year earlier to $910 million, reflecting strong Universal Life sales and increased group insurance business volumes.
- Total **wealth management** premiums and deposits rose 24 per cent to $879 million at Sept. 30, 2001 compared with a year ago and reflected an increase in group market-based deposits as a result of the Royal Trust acquisition and strong U.S. guaranteed sales.
- Total agents, managers and specialists reached 3,313, up from 3,199 at the end of the first half of this year and up 204, or 7% from December 31, 2000.

Canadian operating results by business

Canadian Retail Insurance posts excellent results

Retail insurance **net income** was $24 million in the third quarter, up 20 per cent from $20 million a year earlier, primarily due to favourable **mortality experience**and improved pricing gains. Year-to-date **ROE** for the retail segment was 13.9 per cent overall, consisting of 20.2 per cent for **non-participating** business and 11.8 per cent for **participating** business. Sales of non-participating business accounted for 88 per cent of retail insurance new annualized premiums in the 2001 third quarter.

Wealth Management earnings grow modestly

Wealth management earnings for the third quarter were $23 million compared with $22 million in the third quarter of 2000. Fee income declined in the latest quarter compared with a year ago as a result of lower equity markets, but was offset by improved mortality and investment gains. **ROE** in the first nine months was 15.4 per cent excluding integration costs related to the acquisition of the Royal Trust business versus 14.4 per cent a year earlier.

Group Insurance reports strong results

Group insurance **net income** for the third quarter increased 29 per cent to $9 million. Price increases, investment gains and expense management continued to contribute to improved results. **ROE** in the first nine months of the year grew to 16.5 per cent compared with 11.2 per cent a year earlier.

U.S. operating results by business

U.S. Insurance & Savings results up sharply

Net income was $6 million in the quarter, up from $3 million a year earlier, reflecting improved mortality and investment experience. **ROE** in the nine months was 15.0 per cent, up from 13.2 percent a year ago. U.S. operations continue to make good progress in expanding product lines and distribution points, resulting in sales increases over the prior year.

Reinsurance segment impacted by U.S. tragedy
Reinsurance had a loss of $3 million in the quarter compared with a profit of $8 million a year ago reflecting the provision of $25 million for exposure to claims related to September 11. This provision was partially offset by an $8 million gain on the sale of a block of reinsurance business. **ROE** in the first nine months was 15.1 per cent. Excluding the two significant items, net income in the quarter was $14 million. The company continues to focus on expansion of its life **retrocession** business.

Overall

Surplus income continues to increase
The surplus segment reflects net investment income from the Canadian and U.S. surplus portfolios as well as corporate expenses. **Net income** in the third quarter of 2001 increased $16 million after **preferred share** dividends compared with a year ago. This increase was primarily due to the $17 million tax release noted earlier. In addition to this release, the segment was impacted by a decline in equity markets and a gain from the sale of a block of mortgages. The decline in the equity markets caused a decrease in the deferred net capital gains amortization of $12 million compared to the third quarter of 2000. This decrease was partially offset by a $9 million gain on the sale of a block of mortgages.

Capital base remains strong
Strong earnings, offset by increased capital requirements due to lower equity markets, resulted in little change in the **Minimum Continuing Capital and Surplus Requirement (MCCSR)** ratio. At the end of the third quarter, the MCCSR ratio was 198 per cent compared with 201 per cent at the end of the 2001 second quarter and 180 per cent at the end of the third quarter of 2000. The ratio remains within Clarica's target range of 175–200 %.

Forward-Looking Statements
This news release may contain forward-looking statements about the operations, objectives and strategies of Clarica. These statements are subject to risks and uncertainties. Actual results may differ materially due to a variety of factors, including legislative or regulatory developments, competition, technological change, global capital market activity, interest rates and general economic conditions in Canada, North America or internationally. This list is not exhaustive of the factors that may affect any of Clarica's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on Clarica's forward-looking statements.

Financial Statement/Supplements
Copies of Clarica's third quarter financial statements/financial supplements and information on a conference call with senior management scheduled for 3 p.m. EDT today are available from the Investor Relations 'Events Calendar" page at clarica.com.

Clarica increases quarterly dividend on common shares by 16 per cent
Waterloo, Ontario - - October 25, 2001 - - Clarica Life Insurance Company (CLI: TSE) today declared a **dividend** of $0.22 per share on each paid-up **common share**, payable November 30, 2001 to shareholders of record on November 07, 2001. The latest dividend represents a 16 per cent increase from the $0.19 cents paid in the previous quarter.

Bob Astley, President and Chief Executive Officer, said "Clarica's continuing strong financial performance coupled with a promising outlook on future growth has prompted this 16 per cent increase in the dividend paid to common shareholders."

Clarica's Board of Directors has also declared a dividend of $0.40625 on each issued

and outstanding paid-up **Class A Preferred Share**, Series 1, payable on December 31, 2001 to shareholders of record on December 07, 2001.

News Alert is produced on an as-needed basis to convey timely external news issues to all Clarica members. For more information on this and other news issues, please contact Corporate Communications by e-mailing CORPCOMM.

RULE 12g3-2(b)
FILE NO. 82-4988



CLARICA™

Third quarter 2001 report to shareholders

Nine months ended September 30, 2001


Look inside for our financial
results and news highlights

Our commitment to shareholders

- Continually create increased value in shareholders' investments.
- Generate growing and predictable earnings.
- Innovate in ways that will generate value and profit.
- Lead the industry in financial disclosure.

About Clarica

Clarica Life Insurance Company has provided customers with insurance and investment solutions for more than 130 years. In addition to individual and group insurance, Clarica provides a full range of savings and retirement products. In July 1999, Clarica became a publicly traded company and introduced a powerful new brand with a promise of clarity through dialogue.

In Canada, Clarica serves nearly 3 million customers through 8,000 staff, agents, financial planners and group representatives. In the United States, Clarica serves 225,000 policyholders.

Toronto Stock Exchange information

Stock	*Ticker symbol*
Common shares	CLI
Preferred shares, series 1	CLI.PR.A

Common share information *(as at September 30, 2001)*

Share price	$45.35
Shares outstanding *(in millions)*	134.3
Market capitalization *(in billions)*	$6.1

What's inside...

Delivering results



Robert M. Astley
President and Chief Executive Officer

Third quarter 2001 will always be remembered within the context of tragic world events. While North Americans - our customers, shareholders and employees among them - continue to come to grips with the tragedy in the U.S. and the war on terrorism, we at Clarica are acutely aware of our role to protect and reassure them in this time of turmoil.

The terrorist events shone a spotlight on our industry, serving as a reminder to insurers about the importance of prudent financial and risk management. Clarica addressed its exposure to the U.S. events with a $25 million after-tax net claims provision in our Reinsurance segment for the third quarter. Our ongoing risk management strategy will help us continue to manage risk and weather difficult times.

The most important role for Clarica to play is to fulfill our promises to customers and deliver on our growth strategies for shareholders. With earnings up 17% over third quarter 2000, Clarica is delivering strong results. This quarter, we reaffirmed our targets of 20-23% earnings growth for 2001 and 10-15% annual growth longer term. Sales force growth continued with total agents, managers and specialists up 10% from one year ago. And, we're creating strong shareholder value with a share price that has performed very well relative to the overall markets.

Our success in the third quarter is paying dividends for shareholders. Clarica's Board of Directors approved a quarterly dividend of 22 cents per share, an increase of 16% over last quarter. This dividend increase is a sign of the Board's confidence in Clarica's results and direction.

I thank you for **your** continued confidence.

Robert M. Astley
President and Chief Executive Officer

Our performance this quarter

Shareholders' net income and earnings per share

(Cdn$, in millions) *(Cdn$)*



110
88
66
44
22
0
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
0.67
0.78
90
105
Quarter Sept 2000
Quarter Sept 2001
Shareholders' net income
Earnings per share

In the third quarter of 2001, shareholders' net income increased 17% from the third quarter of 2000 to $105 million or $0.78 per share.

Earnings per share is a measure of profitability, calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding.

Return on shareholders' equity

(in percentages)



15
12
9
6
3
0
12.6
14.2
Year-to-date Sept 2000
Year-to-date Sept 2001

In the third quarter of 2001, year-to-date return on shareholders' equity was 14.2%, up from 12.6% in the first three quarters of 2000.

Return on shareholders' equity is a percentage that indicates how much a company has earned on the funds invested by shareholders. The percentage is calculated by dividing net income attributable to shareholders by average shareholders' equity.

Our growth targets

- Earnings per share to grow 20-23% in 2001
- Return on equity of 14% for 2001
- Top line growth* to increase 10% annually

* Gross premiums, deposits and Administrative Services Only (ASO) premium equivalents

For a progress update on our targets, refer to Management's Discussion and Analysis on page 5.

Risk management strategy helps Clarica weather tough storms

In 131 years Clarica has weathered many storms: two World Wars, the Great Depression, recessions, countless government changes, financial industry policy and regulatory reconstruction, and technology challenges such as Y2K.

In light of the U.S. terrorist attacks this fall, and the ever-changing ebbs and flows in our 21st century economy, shareholders may wonder what Clarica does to manage risk and weather difficult times.

Doug Brooks, Senior VP and Chief Actuary, makes it his business to know risk. Through the Corporate Risk Management department, he has created the framework – or "umbrella" as he likes to call it – for monitoring the six different types of risk across the Company.


Corporate Risk Management
Investment Risk Office
Corporate Audit
Business Actuarial Areas
Credit
Market
Operational
Organizational
Business
Insurance

Within this framework, the three units sit underneath the umbrella, each helping to identify, monitor, and measure the risk/return trade-off for its respective risk responsibilities. During times of economic volatility and the terrorist events in the U.S., shareholders may be most concerned about the management of credit and market risk (For definitions of the six risk categories see Glossary of terms, page 21).

As Doug explains, each business or investment decision we make requires us to measure the return in proportion to the risk we must take to achieve the desired level of return. Clarica is able to take a strategic approach to risk, balancing safety for policyholders and the risk required to meet shareholders' expectations for a higher return on equity.

Clarica's risk management - the "big picture"

Beneath the Corporate Risk Management framework, the Investment Risk Office (IRO), with the help of Corporate Audit and the Business Actuarial Areas, provides the strategies that shelter Clarica's different business segments from credit and market risks. Because Clarica offers different products to different consumers, each line of business must tailor its investment portfolio to meet profitability and pricing objectives while supporting its liabilities. The IRO helps Retail Insurance Par (participating policies), Retail Insurance Non Par (non–participating policies), Wealth Management, Group Insurance, U.S. Insurance and Savings, Reinsurance and Surplus determine the appropriate asset allocation to get the optimal balance of risk with return.

Clarica maintains a well-diversified portfolio


Invested asset mix*
Fixed income asset mix*
Equities, real estate & other invested assets
14%
Cash & short-term investments
10%
76%
Fixed income assets
Marketable bonds
47%
Corporate loans
20%
Non-residential mortgages
21%
12%
Residential mortgages

This asset mix reflects the current nature of Clarica's underlying liabilities and the Company's disciplined approach to investing. Clarica's investment team continually monitors the economic and capital markets to identify investment risks and opportunities.

* as at Sept 30, 2001

"The process doesn't stop here," says Mike Stramaglia, Clarica's Executive VP of Reinsurance and Chief Investment Officer. "Our investment policies include explicit provisions regarding the required degree of diversification that we think we need to maintain within our investment portfolios. As part of our ongoing compliance and risk management programs, we continuously manage and monitor our portfolio concentration by sector, geographic limits, and exposure to specific borrowers."

Actuarial reserves cushion Clarica's position

For each of its diversified product portfolios, Clarica maintains actuarial reserves to cushion its position for economic cycle adjustments, unforeseen credit/loan losses, individual credit events, and unexpected disasters. There are more than 200 investment professionals and support staff directly involved in the various

aspects of credit and market risk management at Clarica. "Their collective experience, training and professionalism in overseeing our investment risk management processes make for a strong value-creating corporate culture," says Mike.

Sailing into the last quarter of 2001, Clarica continues to enhance its capabilities in risk management and optimal risk/return selection.

"Risk adjusted return management protects the Company from dowside risks and improves our business performance," concludes Doug Brooks. "We know it won't always be smooth sailing, but our umbrella framework should shelter us from any storm."

Sales force shines in third quarter

The Clarica agent is in the spotlight this quarter, highlighted in Clarica's fall advertising campaign and continuing to deliver great results.

- Growth in distribution power for our career sales force at the end of third quarter exceeded the targeted growth for the full year. Agents, managers and specialists now total 3,313, up 10% from one year ago.
- Clarica's 32% agent retention rate over four years continues to beat the industry standard of large U.S. companies with similar distribution structures. Our retention success is the result of agent mentoring programs, restructuring agent compensation, and Multi-Agent organizations (see Glossary of terms for definition, page 21).
- Clarica received two awards for the integration of web-based tools with its sales force. Clarica was one of seven companies in Canada to receive the **Next 21 Award** from Andersen and National Post for its outstanding e-business achievements and success. Clarica also received the **2001 CIO Canada ITX Award** for its web-enabled agent model and remarkable e-business strategy. The award recognizes IT (Information Technology) initiatives that demonstrate best practices and help the enterprise move in new directions, such as online access to financial tools, retirement calculators, client management systems, product and marketing information, and sales support - all at a click of a mouse.

Pension Group Savings a growth business

In December of 2000, Clarica announced the acquisition of Royal Trust Group Retirement Services, making us a leader in the Canadian group savings and retirement business. The integration of this business is on track for year-end, and is within the set $17 million (after-tax) integration budget. According to Kevin Strain, VP Pension Group Savings, "Our integration objective was to maintain 8 out of the 10 largest Royal Trust customers. We exceeded this goal with customer retention at 9 out of 10. In total, we expect to retain approximately 85% of the Royal Trust business in terms of membership numbers."

Here are a few accomplishments from Pension Group Savings:

- We achieved an unprecedented 99.36% approval rate for customer satisfaction, as part of an annual Customer Service survey; the ninth year in a row that we've exceeded our target.
- We enhanced Pension's industry leading e-business capabilities with a completely paperless enrolment facility; online withdrawals, detailed transaction history, and statement viewing; foreign content monitoring; and two-way secure messaging.
- Our sales results were strong this past quarter, new business grew substantially from winning some large corporate accounts. Committed sales registered 40% ahead of last year's third quarter results.

"Our achievements this past quarter," concludes Kevin, "clearly demonstrate how we continue to build and maintain quality relationships with our customers through technology, education and innovation."

For more shareholder news, visit the Investor Relations section on clarica.com.

Management's discussion and analysis

Overview

Financial Highlights

(Cdn$, in millions, except earnings per common share)	For the three months ended September 30 2001	2000	For the nine months ended September 30 2001	2000
Net income attributable to common shareholders	$ 105	$ 90	$ 300	$ 241
Earnings per common share	$ 0.78	$ 0.67	$ 2.23	$ 1.79
Return on common shareholders' equity			14.2%	12.6%

Clarica reported a 17% increase in 2001 third quarter net income compared with a year ago. Net income for the third quarter ended September 30, 2001 was $105 million, or $0.78 per common share compared with $90 million, or $0.67 per share a year earlier. Results for the latest third quarter included three significant items: an after-tax net claims provision of $25 million in the Reinsurance business unit related to the events of September 11; a benefit of $17 million from a tax release following a favourable court decision on an industry capital tax issue; and a gain of $8 million from the sale of a block of business which was part of the Reinsurance business acquired in April 2000. For the first nine months of 2001, earnings rose to $300 million, or $2.23 per share, a 25% improvement over $241 million, or $1.79 per share a year earlier.

Improved performance in most lines of business resulted in solid growth in the third quarter of 2001. The underlying earnings in the Reinsurance business were strong, but the final results were affected by the tragic events in the U.S. The Retail Wealth business showed only a modest improvement in the face of weak equity markets.

Return on equity (ROE) for the nine months ended September 30, 2001 was 14.2% compared with 12.6% a year earlier, exceeding our 2001 ROE target of 14.0%. This increase is evidence of our success in pricing new business at a minimum rate of 15%.

Assets under administration as at September 30, 2001 were $45 billion, down slightly from the June 30, 2001 level of $46 billion primarily due to the decline in equity markets during the quarter. Compared with December 31, 2000, assets under administration were up $3 billion largely because of the acquisition in the first quarter of the Royal Trust defined contribution and share purchase plan business. The acquisition added $1.8 billion in group market-based fund assets and $1.3 billion in share purchase plans.

Performance versus target

The following table illustrates the fundamental profitability measures for nine months of 2001 relative to Clarica's stated targets.

Measure	Full Year Target	2001 YTD Performance *
EPS	20-23% annual growth	25% growth
ROE	14% in 2001	14.2%
Top line	10% annual growth	9% growth

* Nine months ended September 30, 2001 compared with the nine months ended September 30, 2000

Clarica's year-to-date growth in earnings was 25%. For the year, we expect to be within the target range of 20-23%, consistent with the 22% growth in earnings accomplished in 2000.

ROE for the nine months ended September 30, 2001 was 14.2% compared with 12.6% in the same period last year. This level of return is in line with our stated 2001 ROE target of 14.0%.

Topline growth, consisting of gross premiums, deposits and premium equivalents, was 14% in the quarter bringing year-to-date growth to 9%. Insurance premiums & ASO premium equivalents were up 6% over the prior year primarily due to continued strong Universal Life sales. Wealth management premiums & deposits in the quarter increased 24% over last year largely due to the Royal Trust acquisition and an increase in U.S. Guaranteed funds resulting from the apparent consumer shift away from market-based products to guaranteed products.

Financial review

Revenue

Total revenue for the third quarter of 2001 was $1,531 million, 8% above the third quarter of 2000. The following factors contributed to the increase:

- A 17% increase in premium income primarily due to a $119 million increase in annuity premiums. This increase in annuity premiums was due to the consumer shift to guaranteed funds as described above.
- The annuity premium increase was partially offset by a 5% decrease in investment income to $500 million partially due to the effect of weaker equity markets.

For the nine months ended September 30, 2001, revenue was $4,433 million, compared with $4,393 million for the same period in 2000.

Benefits and expenses

Benefits paid and provided for increased 11% in the third quarter of 2001 to $1,123 million, compared with $1,014 million for the comparative period in 2000. This increase was primarily due to a 27% increase in annuity payments & maturities in the quarter and health insurance benefits paid that were up 19%. In the first nine months of 2001, benefits paid and provided for were $23 million lower than the same period in 2000.

General expenses in the quarter were $176 million, up $18 million from the same period last year. The major contributors to this increase include a $5 million increase in subordinated debt interest due to the issue of $300 million of subordinated debt in October 2000 and ongoing spending on growth initiatives such as e-business. For the nine months ended September 30, 2001, general expenses were 8% greater than the same period in 2000.

Commissions increased 8% to $86 million in the third quarter resulting in a slight decrease in commissions as a percentage of gross premiums, deposits and equivalents.

	For the three months ended September 30		For the nine months ended September 30	
(Cdn $ in millions)	2001	2000	2001	2000
Operating expenses	$ 164	$ 151	$ 507	$ 473
Interest on subordinated debt	12	7	36	29
General expenses	176	158	543	502
Group pension integration costs	–	–	28	–
Commissions	86	80	254	253
Operating expenses as a % of gross premiums, deposits and equivalents	9.2%	9.6%	9.3%	9.4%
Commissions as a % of gross premiums, deposits and equivalents	4.8%	5.1%	4.7%	5.0%

Income taxes for the third quarter of 2001 amounted to $34 million, compared with $64 million for the third quarter of 2000. The primary reason for this decrease was the $17 million tax release in the quarter as discussed earlier.

Business segment analysis

With the exception of the Reinsurance segment, where shareholder net income decreased by $11 million due to the September 11 claims provision, all business segments contributed to the increase in shareholder net income for the third quarter. On a year-to-date basis, all business segments contributed to the increase except for wealth management primarily due to the impact of weak equity markets.

(Cdn$, in millions)	For the three months ended September 30			For the nine months ended September 30		
	2001	2000	Chg	2001	2000	Chg
Retail insurance	$ 24	$ 20	20%	$ 69	$ 56	23%
Wealth management	23	22	5%	58	65	(11)%
Group insurance	9	7	29%	27	18	50%
U.S. insurance & savings	6	3	100%	16	13	23%
Reinsurance	(3)	8	(138)%	29	14	107%
Surplus[1]	46	30	53%	101	75	35%
Net income attributable to common shareholders	$ 105	$ 90	17%	$ 300	$ 241	25%

1 Surplus represents income on capital and corporate operations.

Sources of Earnings

The following tables show the sources of earnings for 2001 and 2000. The analysis is a common analytical tool used in the insurance industry and compares the expected actuarial results to actual experience. The three significant items discussed in the Financial Highlights section are included in the following 2001 sources of earnings lines: $17 million on the "Expected profit, fee income & surplus earnings" line in the Surplus segment; $8 million on the "Pricing gains(losses)" line and $25 million on the "Experience gains(losses)" line, both in the Reinsurance segment. For a complete description of the different sources of earnings, please refer to our 2000 annual report.

For the three months ended September 30, 2001

(Cdn$, in millions)	Canada			United States			
	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$ 14	$ 13	$ 5	$ 5	$ 12	$ 46	$ 95
Pricing gains (losses)	5	4	3	–	8	–	20
Experience gains (losses)	11	6	1	–	(23)	–	(5)
Change in assumptions	(6)	–	–	1	–	–	(5)
Shareholders' net income	$ 24	$ 23	$ 9	$ 6	$ (3)	$ 46	$ 105

For the three months ended September 30, 2000

(Cdn$, in millions)	Canada			United States			
	Retail Insurance	Wealth Management	Group Insurance	Insurance & Savings	Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$ 13	$ 14	$ 5	$ 5	$ 8	$ 30	$ 75
Pricing gains (losses)	3	6	2	–	–	–	11
Experience gains (losses)	2	2	(1)	(4)	–	–	(1)
Change in assumptions	2	–	1	2	–	–	5
Shareholders' net income	$ 20	$ 22	$ 7	$ 3	$ 8	$ 30	$ 90

For the nine months ended September 30, 2001

(Cdn$, in millions)	Canada Retail Insurance	Canada Wealth Management	Canada Group Insurance	United States Insurance & Savings	United States Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$ 42	$ 37	$ 15	$ 14	$ 32	$ 101	$ 241
Pricing gains (losses)	16	18	8	–	8	–	50
Experience gains (losses)	18	(2)	4	(2)	(16)	–	2
Change in assumptions	(7)	5	–	4	5	–	7
Shareholders' net income	$ 69	$ 58	$ 27	$ 16	$ 29	$ 101	$ 300

For the nine months ended September 30, 2000

(Cdn$, in millions)	Canada Retail Insurance	Canada Wealth Management	Canada Group Insurance	United States Insurance & Savings	United States Reinsurance	Surplus	Total
Expected profit, fee income & surplus earnings	$ 38	$ 36	$ 14	$ 14	$ 15	$ 75	$ 192
Pricing gains (losses)	11	16	7	(1)	–	–	33
Experience gains (losses)	3	10	(1)	(5)	(4)	–	3
Change in assumptions	4	3	(2)	5	3	–	13
Shareholders' net income	$ 56	$ 65	$ 18	$ 13	$ 14	$ 75	$ 241

Retail Insurance

Retail insurance net income was $24 million, up 20% from $20 million a year earlier, primarily due to favourable mortality experience and improved pricing gains. Year-to-date ROE for the retail segment was 13.9% overall, consisting of 20.2% for non-participating business and 11.8% for participating business. Sales of non-participating business accounted for 88% of the retail insurance new annualized premiums in the 2001 third quarter up from 82% in 2000 reflecting our strategic direction.

Retail insurance sales in the quarter increased 41% compared to 2000, driven by continued strong Universal Life sales and increasing health insurance sales.

Wealth Management

Wealth management earnings for the third quarter were $23 million compared with $22 million in the third quarter of 2000. Fee income declined in the latest quarter compared with a year ago as a result of lower equity markets, but the decline was offset by improved mortality and investment gains. ROE in the first nine months was 15.4%, excluding integration costs related to the acquisition of the Royal Trust business, versus 14.4% a year earlier.

Group Insurance

Group insurance net income for the third quarter increased 29% to $9 million. Price increases, investment gains and expense management continued to contribute to improved results. ROE in the first nine months of the year grew to 16.5% compared with 11.2% a year earlier.

Sales were strong over the quarter and we anticipate future growth as we partner with sponsors to provide member coverage while meeting sponsors' cost constraints. We expect that the use of technology will help us provide value added services on a cost effective basis.

U.S. Insurance & Savings

Net income was $6 million in the quarter, up from $3 million a year earlier, reflecting improved mortality and investment experience. ROE in the first nine months was 15.0%, up from 13.2% a year ago.

Life insurance sales in the quarter were $38 million, up 23% over the third quarter of 2000. The U.S. Insurance & Savings operations continue to make good progress in expanding product lines and distribution points, resulting in the sales increases over the prior year.

Reinsurance

Reinsurance had a loss of $3 million in the quarter compared with a profit of $8 million a year earlier, reflecting the provision of $25 million for exposure to claims related to September 11. This provision was partially offset by an $8 million gain on the sale of a block of reinsurance business. Excluding these two significant items, net income in the quarter was $14 million, a 75% increase over the same period last year. ROE in the first nine months increased substantially to 15.1% from 11.7% in 2000.

Surplus

The surplus segment reflects net investment income from the Canadian and U.S. surplus portfolios as well as corporate expenses. Net income after preferred share dividends increased to $46 million in the quarter, 53% higher than the third quarter of 2000. This increase was primarily due to the $17 million tax release noted earlier. The segment was also impacted by a decline in equity markets that resulted in a decrease in the equity amortization of $12 million compared to the third quarter of 2000. This decrease was partially offset by a $9 million gain on a sale of a block of mortgages.

Asset quality

Good credit experience continued in the third quarter of 2001. Credit provisions are strong and we continue to be well positioned to deal with increases in credit losses should they occur. During the quarter we sold a block of mortgages that resulted in a credit recovery of $9 million that was recorded in the surplus segment.

There has been no significant shift in the Company's asset mix since the end of 2000. Fixed income assets, including marketable bonds, mortgage and corporate loans make up 76% of invested assets, compared to 77% at December 31, 2000.

Capital management

Strong earnings, offset by increased capital requirements due to lower equity markets, resulted in little change in the Minimum Continuing Capital and Surplus Requirement (MCCSR) ratio. At the end of the third quarter, the MCCSR ratio was 198% compared with 201% at the end of the 2001 second quarter and 180% at the end of the third quarter of 2000. The ratio remains within Clarica's target range of 175-200%.

Consolidated statement of income

(Unaudited, Cdn$, in millions)	For the three months ended September 30 2001	2000	For the nine months ended September 30 2001	2000
Revenue				
Premiums for (note 5)				
Life insurance	$ 532	$ 519	$ 1,632	$ 1,530
Annuities	258	139	561	617
Health insurance	175	167	533	494
	965	825	2,726	2,641
Investment income	500	524	1,509	1,571
Fees and other income	66	64	198	181
	1,531	1,413	4,433	4,393
Benefits and expenses				
Benefits paid and provided for				
Life insurance benefits and surrenders	412	420	1,273	1,203
Annuity payments and maturities	420	331	1,041	1,175
Health insurance benefits	174	146	503	446
Policyholder experience dividends	100	99	299	316
Interest on amounts on deposit	17	18	52	51
	1,123	1,014	3,168	3,191
General expenses	176	158	543	502
Group Pension integation expenses (note 2)	–	–	28	–
Commissions	86	80	254	253
	1,385	1,252	3,993	3,946
Income before taxes and goodwill charges	146	161	440	447
Income taxes	34	64	120	167
Net income before goodwill charges	112	97	320	280
Goodwill charges, net of tax	6	6	17	35
Net income	$ 106	$ 91	$ 303	$ 245
Summary of net income				
Undistributed participating policyholders' income (loss)	$ (1)	$ (1)	$ (4)	$ (1)
Dividends on preferred shares	2	2	7	5
Net income attributable to common shareholders	105	90	300	241
Net income	$ 106	$ 91	$ 303	$ 245
Earnings per share (note 3)				
Basic	0.78	0.67	2.23	1.79
Diluted	0.78	0.67	2.23	1.79

Consolidated balance sheet

(Unaudited, Cdn$, in millions)	As at September 30 2001	As at December 31 2000
Assets		
Cash & short-term investments	$ 2,838	$ 2,701
Marketable bonds	10,274	10,127
Residential mortgage loans	2,758	2,985
Non-residential mortgage loans	4,699	4,453
Corporate loans	4,317	4,128
Stocks	2,218	2,113
Real estate	861	804
Other investments	135	128
Loans on policies	807	766
Goodwill	363	334
Other assets	1,142	1,153
Total assets	$ 30,412	$ 29,692
Liabilities and equity		
Liabilities for future policy benefits (note 4)	$ 22,089	$ 21,627
Guaranteed trust deposits	452	459
Deferred net capital gains	1,271	1,389
Other liabilities	2,764	2,610
	26,576	26,085
Subordinated debt	744	743
Equity		
Participating policyholders' interest	2	6
Shareholders' equity		
Capital stock	1,032	1,032
Retained earnings	2,047	1,821
Currency translation account	11	5
	3,090	2,858
Total liabilities and equity	$ 30,412	$ 29,692

Consolidated statement of shareholders' and policyholders' equity

(Unaudited, Cdn$, in millions)	As at September 30 2001	As at September 30 2000
Shareholders' equity		
Capital stock		
Balance, beginning of period	$ 1,032	$ 884
New shares issued	–	148
Balance, end of period	1,032	1,032
Retained earnings		
Balance, beginning of period	1,821	1,567
Net income attributable to shareholders before dividends on preferred shares	307	245
Dividends to common shareholders	(74)	(58)
Dividends to preferred shareholders	(7)	(5)
Balance, end of period	2,047	1,749
Currency translation account	11	12
Total shareholders' equity	$ 3,090	$ 2,793
Participating policyholders' interest		
Appropriated capital	10	10
Undistributed participating policyholders' income		
Balance, beginning of period	(4)	(4)
Net income (loss) attributable to participating policyholders	(4)	(1)
Balance, end of period	(8)	(5)
Total participating policyholders' interest	$ 2	$ 5

Consolidated statement of cash flows

(Unaudited, Cdn$, in millions)	For the three months ended September 30 2001	2000	For the nine months ended September 30 2001	2000
Cash flows from operating activities				
Net income	$ 106	$ 91	$ 303	$ 245
Changes in non-cash operating items				
Net provisions for impaired loans	(12)	10	(3)	14
Amortization of realized and unrealized gains	(28)	(65)	(131)	(186)
Amortization of premiums and discounts	(19)	(23)	(57)	(60)
Amortization of goodwill	6	6	17	35
Future taxes	164	(24)	122	(39)
Sale, maturity or repayment of invested assets				
Marketable bonds	975	1,221	5,063	4,924
Mortgage and corporate loans	776	781	2,189	2,355
Stocks	135	710	471	1,134
Real estate	2	–	2	3
Purchase of invested assets				
Marketable bonds	(1,436)	(1,231)	(5,015)	(4,977)
Mortgage and corporate loans	(862)	(678)	(2,345)	(2,066)
Stocks	(194)	(814)	(654)	(1,372)
Real estate	(17)	(8)	(54)	(18)
(Increase) decrease from other operating activities				
Liabilities for future policy benefits	283	46	462	24
Other assets and liabilities	17	89	240	124
Taxes payable	(149)	33	(187)	41
Effect of exchange rates	(78)	(27)	(94)	(90)
Net cash from operating activities	$ (331)	$ 117	$ 329	$ 91
Cash flows from investing activities				
Acquisition (note 2)	–	–	(49)	(169)
Net cash from investing activities	$ –	$ –	$ (49)	$ (169)
Cash flows from financing activities				
Issue of preferred shares for cash	–	–	–	148
Purchase of subordinated debt	–	(235)	–	(235)
Dividends on common shares	(24)	(19)	(74)	(58)
Dividends on preferred shares	(2)	(2)	(7)	(5)
Net (decrease) increase in commercial paper borrowings	19	(8)	(62)	139
Net cash from financing activities	$ (7)	$ (264)	$ (143)	$ (11)
Net increase (decrease) in cash and short-term investments	(338)	(147)	137	(89)
Cash and short-term investments, beginning of period	3,176	2,482	2,701	2,424
Cash & short-term investments, end of period	$ 2,838	$ 2,335	$ 2,838	$ 2,335
Supplementary disclosure of cash flow information				
Amount of interest paid during the period	18	22	80	81
Amount of income taxes paid during the period	26	37	140	93

Consolidated segregated funds
Statement of net assets

(Unaudited, Cdn$, in millions)	As at September 30 2001	As at December 31 2000
Assets		
Cash and short-term investments	$ 86	$ 101
Marketable bonds	415	476
Stocks, segregated and mutual funds	8,409	8,979
Other assets and liabilities (net)	10	16
Net assets due to segregated fund policyholders	$ 8,920	$ 9,572

Consolidated segregated funds
Statement of changes in net assets

(Unaudited, Cdn$, in millions)	For the nine months ended September 30 2001	2000
Net assets, beginning of period	$ 9,572	$ 8,184
Additions		
Premiums	1,405	1,519
Investment income	271	173
Net market value gains (losses) and other income	(1,514)	759
Net transfers from the Company	22	184
	9,756	10,819
Deductions		
Benefits paid to policyholders	780	833
Management and administration fees	56	55
Net assets, end of period	$ 8,920	$ 9,931

Notes to the consolidated financial statements

(Unaudited, Cdn$, in millions, except earnings per share)

These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000, as they do not include all of the disclosure requirements of annual financial statements.

1. Significant accounting policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Superintendent of Financial Institutions Canada. The accounting policies and methods of their application are the same as those used in the annual consolidated financial statements, as disclosed in the 2000 Annual Report.

2. Acquisition

On January 31, 2001 Clarica acquired the Canadian Group Retirement Services business of the Royal Trust Company and Royal Trust Corporation of Canada, wholly-owned subsidiaries of Royal Bank of Canada. The acquisition was accounted for as a purchase transaction and accordingly the purchase price was allocated to assets and liabilities acquired, based on their estimated fair value as at the acquisition date.

Receivables	$ 4
Goodwill	45
Cash purchase price	$ 49

The results of the acquired operations have been included in these financial statements from January 31, 2001. Goodwill is being amortized over 15 years. Integration expenses of $28 have been recorded in the first quarter ended March 31, 2001.

3. Earnings per share

	For the three months ended September 30		For the nine months ended September 30	
	2001	2000	2001	2000
Attributable to common shareholders				
Net income	$ 105	$ 90	$ 300	$ 241
Goodwill charges	5	6	15	17
Net income before goodwill charges	$ 110	$ 96	$ 315	$ 258
Basic earnings per share	0.78	0.67	2.23	1.79
Basic earnings per share before goodwill charges	0.82	0.71	2.35	1.92
Diluted earnings per share	0.78	0.67	2.23	1.79
Diluted earnings per share before goodwill charges	0.82	0.71	2.35	1.92

The denominator for basic earnings per share calculations is the weighted monthly shares outstanding for the period of 134.3 million. The denominator for diluted earnings per share calculations includes incremental shares of 0.5 million, related to the options outstanding during the period and calculated under the treasury stock method.

4. Continuity of liabilities for future policy benefits

		2001
Balance, January 1		$ 21,627
Change in balance sheet		
Change in policyholder amounts on deposit	6	
Impact of foreign exchange	102	108
Provision for future policy benefits		
Liabilities arising on new business	802	
Change in liabilities on in force business	(448)	
Change in assumptions	–	354
Balance, September 30		$ 22,089

The process of calculating liabilities for future policy benefits involves the use of estimates of the future events affecting the timing of claims and benefit payments. A description of the Company's significant actuarial policies with respect to the estimation of these events is included in the annual consolidated financial statements.

5. Reinsurance Agreements

The Company uses reinsurance agreements to limit potential losses on individual policies or catastrophic events and for capital management purposes. The effect of reinsurance agreements on premiums is given below:

	For the three months ended September 30		For the nine months ended September 30	
	2001	2000	2001	2000
Gross premiums	$ 991	$ 835	$ 2,804	$ 2,668
Ceded	26	10	78	27
Net	$ 965	$ 825	$ 2,726	$ 2,641

6. Segmented Information

For the three months ended September 30, 2001	Canada				United States			
	Retail insurance							
	Par	Non-par	Wealth management	Group insurance	Insurance & savings	Reinsurance	Surplus	Total
Revenue								
Premiums	$ 227	$ 82	$ 152	$ 225	$ 178	$ 101	$ –	$ 965
Investment income	115	15	206	36	45	8	75	500
Fees and other income	1	–	53	11	–	1	–	66
Total revenue	343	97	411	272	223	110	75	1,531
Benefits and expenses	320	75	372	255	213	117	33	1,385
Income taxes	9	11	13	7	4	(4)	(6)	34
	329	86	385	262	217	113	27	1,419
Net income before goodwill charges	14	11	26	10	6	(3)	48	112
Goodwill, net of tax	1	1	3	1	–	–	–	6
Net income before transfers	13	10	23	9	6	(3)	48	106
Par transfer to shareholders	(14)	14	–	–	–	–	–	–
Net income attributable to participating policyholders	(1)	–	–	–	–	–	–	(1)
Dividends on preferred shares	–	–	–	–	–	–	2	2
Net income attributable to shareholders	$ –	$ 24	$ 23	$ 9	$ 6	$ (3)	$ 46	$ 105
Amortization of realized and unrealized gains/(losses)	5	–	17	4	–	–	2	28

For the three months ended September 30, 2000	Canada: Retail insurance Par	Canada: Retail insurance Non-par	Canada: Wealth management	Canada: Group insurance	United States: Insurance & savings	United States: Reinsurance	Surplus	Total
Revenue								
Premiums	$ 221	$ 68	$ 119	$ 215	$ 93	$ 109	$ –	$ 825
Investment income	130	17	221	37	41	8	70	524
Fees and other income	–	–	55	9	–	1	(1)	64
Total revenue	351	85	395	261	134	118	69	1,413
Benefits and expenses	324	66	357	248	129	106	22	1,252
Income taxes	17	9	13	5	2	4	14	64
	341	75	370	253	131	110	36	1,316
Net income before goodwill charges	10	10	25	8	3	8	33	97
Goodwill, net of tax	–	1	3	1	–	–	1	6
Net income before transfers	10	9	22	7	3	8	32	91
Par transfer to shareholders	(11)	11	–	–	–	–	–	–
Net income attributable to participating policyholders	(1)	–	–	–	–	–	–	(1)
Dividends on preferred shares	–	–	–	–	–	–	2	2
Net income attributable to shareholders	$ –	$ 20	$ 22	$ 7	$ 3	$ 8	$ 30	$ 90
Amortization of realized and unrealized gains/(losses)	25	2	14	4	1	–	19	65

For the nine months ended September 30, 2001	Canada				United States			
	Retail insurance		Wealth management	Group insurance	Insurance & savings	Reinsurance	Surplus	Total
	Par	Non-par						
Revenue								
Premiums	$ 696	$ 235	$ 398	$ 672	$ 398	$ 327	$ –	$ 2,726
Investment income	361	45	624	107	136	24	212	1,509
Fees and other income	2	2	158	31	3	2	–	198
Total revenue	**1,059**	**282**	**1,180**	**810**	**537**	**353**	**212**	**4,433**
Benefits and expenses	1,006	222	1,078	759	513	313	102	3,993
Income taxes	15	28	35	21	8	11	2	120
	1,021	250	1,113	780	521	324	104	4,113
Net income before goodwill charges	38	32	67	30	16	29	108	320
Goodwill, net of tax	2	3	9	3	–	–	–	17
Net income before transfers	36	29	58	27	16	29	108	303
Par transfer to shareholders	(40)	40	–	–	–	–	–	–
Net income attributable to participating policyholders	(4)	–	–	–	–	–	–	(4)
Dividends on preferred shares	–	–	–	–	–	–	7	7
Net income attributable to shareholders	$ –	$ 69	$ 58	$ 27	$ 16	$ 29	$ 101	$ 300
Amortization of realized and unrealized gains/(losses)	39	4	45	9	5	–	29	131

For the nine months ended September 30, 2000	Canada				United States			
	Retail insurance							
	Par	Non-par	Wealth management	Group insurance	Insurance & savings	Reinsurance	Surplus	Total
Revenue								
Premiums	$ 696	$ 211	$ 526	$ 649	$ 294	$ 265	$ –	$ 2,641
Investment income	394	53	676	111	119	20	198	1,571
Fees and other income	2	2	145	27	2	1	2	181
Total revenue	1,092	266	1,347	787	415	286	200	4,393
Benefits and expenses	1,009	216	1,233	751	395	265	77	3,946
Income taxes	33	23	41	15	7	7	41	167
	1,042	239	1,274	766	402	272	118	4,113
Net income before goodwill charges	50	27	73	21	13	14	82	280
Goodwill, net of tax	18	4	8	3	–	–	2	35
Net income before transfers	32	23	65	18	13	14	80	245
Par transfer to shareholders	(33)	33	–	–	–	–	–	–
Net income attributable to participating policyholders	(1)	–	–	–	–	–	–	(1)
Dividends on preferred shares	–	–	–	–	–	–	5	5
Net income attributable to shareholders	$ –	$ 56	$ 65	$ 18	$ 13	$ 14	$ 75	$ 241
Amortization of realized and unrealized gains/(losses)	69	4	41	12	3	1	56	186

Glossary of terms

Administrative Services Only (ASO) Contracts

Group benefit contracts administered by the Company on behalf of the client. The Company earns fees for its administrative services, but the client retains all insurable risks and is responsible for paying all claims.

Annuity

A contract providing income payments at regular intervals, usually monthly, for a specified period of time.

Business risk

The uncertainty about financial outcomes due to changes in product volumes and margins. Types of business risk include: strategy, infrastructure, customer, product, and reputation risk.

Cash surrender value

The amount of cash available from a policy when the owner voluntarily ends the policy before it becomes payable either upon death or at maturity.

Credit risk

The uncertainty about financial outcomes surrounding default likelihood. Types of credit risk include: issuer, lending and counterparty risk.

Demutualization

The process of change in corporate structure from a mutual company owned by its policyholders to a public company owned by its shareholders.

Embedded value

An estimate of the economic worth of a company, excluding any value attributable to future new business.

Goodwill

The value of intangible properties, such as customer lists or brand names, which contribute to the earning capacity of a company. Under generally accepted accounting principles, goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and is amortized into income over its estimated useful life.

Group Insurance

A single insurance policy held by one party but covering a number of people, such as a plan a company buys for its employees.

Insurance in force

A measure of the amount of an insurance company's business at a point in time. Annuities are measured by the total liabilities supporting the business. Retail and group life insurance is measured by the total insurance coverage in effect. Group health insurance is measured by the total of annual premiums for direct business and the annual premium equivalents for administrative services only business.

Insurance risk

The uncertainty about financial outcomes due to differences between the actual and expected amount of claims and benefit payments. Types of insurance risk include: mortality, morbidity and lapses. (Lapse risk is risk associated with incorrectly determining the lapse rate on lapse-support products or incorrectly determining the number of policies that will lapse.)

Liabilities for Future Policy Benefits

An actuarial estimate of the current assets, plus future premiums and investment income, required by the Company to pay all future policyholder benefits and related expenses.

Market risk

The uncertainty about financial outcomes arising from changes in market prices and indices. Types of market risk include: interest rate, liquidity, foreign exchange, and real estate risk.

Minimum Continuing Capital and Surplus Requirements (MCCSR)

A formula prescribed by the Office of the Superintendent of Financial Institutions to determine the adequacy of an insurance company's capital.

Morbidity rate

The likelihood a person of a given age will suffer an illness or disability. The premium a person pays for health insurance is based in part on a morbidity rate.

Mortality rate
The frequency with which death occurs among a defined group of people. The premium a person pays for life insurance is based in part on a mortality rate.

Multi-Agent Organization
The Multi-Agent organization operates within a branch, is made up of several members, and is characterized by agents who complement one another. Some of the complementing factors may include experience, area of specialization, or skill set. This type of structure creates synergy between agents, increasing their productivity, and serves as an ideal vehicle for business succession planning.

Non-Participating Policy
An insurance policy or annuity that is not eligible for experience dividends.

Office of the Superintendent of Financial Institutions
The federal agency responsible for regulating and supervising banks, insurance companies and other financial services companies.

Operational risk
The uncertainty about financial outcomes arising from events caused by failures in people, process and technology, as well as external dependencies. Types of operational risk include processing, control, system, model, fraud, compliance, legal, information security and external disruption risk.

Organizational risk
The uncertainty about financial outcomes relating to the company's structure and capabilities. Specifically the company's ability to implement business strategies and effectively manage the company's operations. Types of organizational risk include: people, incentive, cultural and change management risk.

Participating Policy
An insurance policy or annuity that is eligible for experience dividends. A participating policy also gives the contract holder certain voting rights.

Registered shareholder
The owner/holder of a company's stock as recorded on the books of the company.

Reinsurance
The passing on of a portion of the risk accepted by an insurance company to another insurance company.

Retail Insurance
An insurance policy covering an individual or a family, as distinct from group insurance.

Retail Market-Based Funds
Mutual funds and segregated funds sold to individual customers by Clarica's retail sales force. These investment funds are separate and distinct from the other assets of the Company.

Retrocession
The passing on of a portion of the risk accepted by a reinsurer to another reinsurer.

Risk management
An integrated process for identifying, measuring, and monitoring the risk/return tradeoffs in all aspects of Clarica's business.

Segregated Fund
An investment fund established by a life insurance company; similar in nature to a mutual fund. Segregated fund assets are separate and distinct from the other assets of the company.

Third Party Funds
Mutual funds which are managed by external fund companies but offered for sale through Clarica.

Universal Life insurance
A type of life insurance in which the premiums are flexible, the amount of coverage is adjustable, an investment component is available, and the insurance company's cost of insurance and other charges are disclosed to the contract owner.

Key dates for shareholders

November 30, 2001 - Third quarter dividend payable

January 31, 2002 - Clarica announces fourth quarter results and holds a teleconference call. You can listen to the call via audio Webcast - live or an archived version.

Find out more about these and other upcoming Investor Relations events on clarica.com.

How to contact Clarica

Corporate Office:

Clarica Life Insurance Company
227 King Street South
Waterloo, Ontario
Canada N2J 4C5
www.clarica.com

For investors, brokers and security analysts requiring financial information, please contact:
Vivian Zochowski,
Vice-President, Investor Relations
1-519-888-2733
1-877-790-0295 (toll-free)
vivian.zochowski@clarica.com

General investor inquiries

By phone toll-free:
1-877-790-0295

By e-mail:
investor.relations@clarica.com

How to contact CIBC Mellon

Shareholder Administration:

For change of address, dividend information, estate transfer information, share certificates or other shareholder administrative issues, shareholders are requested to contact CIBC Mellon Trust Company.

By phone toll-free:
1-888-259-3888 (English)
1-888-265-8339 (French)
(Monday-Friday 8:30 a.m.-6:30 p.m. EST)

By fax:
1-800-349-4996

By e-mail:
inquiries@cibcmellon.com

By mail:
Clarica Shareholder Service
c/o CIBC Mellon Trust Company
P.O. Box 7010
Adelaide St. Postal Station
Toronto, Ontario, Canada M5C 2W9